Filed pursuant to Rule 433

Under the Securities Act of 1933

Registration No. 333-145208

December 31, 2008

For Immediate Release

SCANA Investor Contacts:
Bryan Hatchell	Betty Best
(803) 217-7458	(803) 217-7587
bhatchell@scana.com	bbest@scana.com

SCANA Corporation Announces the Upsizing

And Pricing of Common Stock Offering

COLUMBIA, S.C., December 31, 2008… SCANA Corporation (NYSE: SCG) (“SCANA”) announced today that it has priced a public offering of 2,500,000 shares of its common stock at $35.50 per share.  The size of the common stock offering has been increased from the previously announced 2,000,000 shares.  In addition, the underwriter has been granted an over-allotment option to purchase up to 375,000 additional shares of SCANA’s common stock.  As previously announced, the common stock offering was made in conjunction with the decision by the Standard & Poor’s Corporation to include SCANA in the S&P 500 Index.  SCANA will use the net proceeds from the sale for the financing of capital expenditures and for other general corporate purposes.

Morgan Stanley & Co. Incorporated is the sole book-running manager for this offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer, solicitation or sale in such jurisdiction.

SCANA has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents SCANA has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, SCANA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated, toll-free, at 1-866-718-1649, or by email at prospectus@morganstanley.com.

PROFILE

SCANA Corporation, a South Carolina corporation headquartered in Columbia, South Carolina, is an energy-based holding company principally engaged, through subsidiaries, in electric and natural gas utility operations and other energy-related businesses in South Carolina, North Carolina and Georgia.